

Mail Stop 7010

September 8, 2008

Mr. Dale A. Schnittjer
Teledyne Technologies Incorporated
1049 Camino Dos Rios
Thousand Oaks, CA 91360-2362

> **RE:** **Teledyne Technologies Incorporated**
> **Form 10-K for the fiscal year ended December 30, 2007**
> **Filed February 28, 2008**
> **File #1-15295**

Dear Mr. Schnittjer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief